Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

ZOHAR ZISAPEL, RADCOM’S CHAIRMAN AND LARGEST
SHAREHOLDER, EXPANDS SHAREHOLDING
THROUGH EXERCISE OF WARRANTS

TEL-AVIV, Israel – November 17, 2009— RADCOM Ltd. (“RADCOM” or the “Company”) (NASDAQ: RDCM), a leading network test and service assurance solutions provider today announced that Mr. Zohar Zisapel, its Chairman and largest shareholder, exercised this week warrants to purchase 20,313 ordinary shares of the Company at an exercise price of $3.20 per share for an aggregate purchase price of $65,000 (the "Warrant Exercise"). As a result, Mr. Zisapel now holds 1,607,569 RADCOM shares (excluding warrants and options), representing approximately 31.6% of the Company’s issued share capital.

On November 9, 2009, the Company received a Nasdaq Staff deficiency letter (the "Nasdaq Letter") indicating that RADCOM, as of September 30, 2009 fell short by $63,000 from complying with the minimum $2,500,000 shareholders' equity requirement for continued listing on The Nasdaq Capital Market. To the Company's best good faith estimate, following the Warrant Exercise, its shareholders' equity as of the date hereof is above $2,500,000.

The Company was informed by the Nasdaq Staff that it will continue to monitor its ongoing compliance with the said minimum shareholders' equity requirement.

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About RADCOM
RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.